Exhibit 99.1

Press Release

SCHMID Group Records More Than €26 Million Order Intake Since Mid-May, Driven by AI Infrastructure and Optical Module Demand

Freudenstadt, Germany, June 16, 2026 – SCHMID Group announces a strong combined order intake of more than €26 million since mid-May 2026, reflecting multiple customer orders and continued market momentum in advanced PCB and substrate manufacturing technologies for AI infrastructure and next-generation optical module supply chains.

The recent order intake reflects continued momentum across SCHMID’s InfinityLine Production Equipment, driven primarily by orders secured in China, Taiwan, and South Korea and complemented by incremental business in Europe. Together, these wins confirm sustained customer investment in high-performance electronics manufacturing and further strengthen SCHMID’s position in next-generation interconnect technologies.

The orders, secured from several customers, cover InfinityLine Production Equipment for High-Density Interconnect Multilayer (HDI-ML) and modified Semi-Additive Processing (mSAP) applications serving AI servers, high-speed networking, optical communication modules, advanced interconnect platforms, and next-generation data infrastructure. The orders demonstrate that the market pipeline for advanced PCB technologies is not only building, but converting into confirmed technology and capacity investment.

Executive Statement

“AI infrastructure is driving a step-change in advanced interconnect manufacturing. As layer counts increase and design rules become more demanding, yield performance becomes the decisive factor for profitable high-volume production. This is where SCHMID creates measurable customer value. Our equipment delivers the process stability, uptime, and manufacturing precision required to support yield performance above 99%. The recent order intake confirms that the market is moving from technology evaluation and qualification into capacity investment — and that SCHMID is strongly positioned to capture the next growth wave in HDI-ML and mSAP for AI infrastructure, high-speed networking, and optical module applications. We see a strong second half of 2026 and continued momentum into 2027, as customers accelerate capacity investments for the next phase of AI infrastructure build-out,” said Roland Rettenmeier, Chief Sales Officer of SCHMID Group.

Market Development

HDI-ML remains the strongest contributor to the recent order intake, with multiple investments secured primarily from customers in China, Taiwan, and South Korea, complemented by additional business in Europe. These projects are linked to capacity expansion and technology upgrades for advanced multilayer printed circuit boards used in high-performance computing, data center, high-speed networking, and communication infrastructure applications.

This regional mix supports SCHMID’s view that advanced interconnect demand remains structurally strong, led by Asia’s core electronics manufacturing ecosystem and selectively expanding in other regions. Customers are investing in higher layer counts, tighter design rules, improved signal integrity, and scalable production for next-generation electronics.

mSAP also contributed to the recent business, underlining SCHMID’s position in the transition toward finer-line PCB manufacturing. mSAP technology is increasingly relevant as the industry moves toward higher routing density, improved electrical performance, and more compact system architectures.

Combined, these orders represent a total order intake of more than €26 million since mid-May 2026. The total order intake from January 1, 2026 until June 15, 2026 thus amounted to approximately €43 million.

SCHMID expects continued momentum in these segments as customers move from evaluation and qualification into capacity investment. SCHMID's pipeline for HDI-ML and mSAP production equipment continues to strengthen, supported by structural growth trends in AI infrastructure, advanced networking, optical communication, and high-density electronics manufacturing.

Forward-Looking Statements

This press release contains statements that constitute "forward-looking statements". All statements other than statements of historical fact included in this press release are forward-looking statements. Forward-looking statements are subject to numerous conditions, many of which are beyond the control of the Company, including those set forth in the "Risk Factors" section of the Company’s registration statement and final prospectus for the offering filed with the SEC. Copies are available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

About the SCHMID Group

The SCHMID Group is a global leader in providing solutions for the high-tech industry in the fields of electronics, photovoltaics, glass, and energy systems. SCHMID N.V. and Gebr. SCHMID GmbH are headquartered in Freudenstadt, Germany. Founded in 1864, the company currently employs over 800 people worldwide and operates technology centers and production facilities at multiple locations, including Germany and China, along with several global sales and service locations. The Group focuses on developing customized equipment and process solutions for a variety of industries, including electronics, renewable energy, and energy storage. Our system and process solutions for the production of substrates, printed circuit boards, and other electronic components ensure cutting-edge technology, high yields at low production costs, maximum efficiency, quality, and sustainability through environmentally friendly manufacturing processes.

For more information about the SCHMID Group, please visit: www.schmid-group.com